UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Voyager Learning Company
(formerly known as Proquest Company)
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

07790510
(CUSIP Number)

December 8, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07790510

1.     Name of Reporting Person:

         Keystone Group, L.P. (formerly known as Keystone, Inc.)

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /  /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: PN

CUSIP No. 07790510

1.     Name of Reporting Person:

         Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States of America

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          / /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: IN

CUSIP No. 07790510

1.     Name of Reporting Person:

       The Anne T. and Robert M. Bass Foundation

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

       / /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: CO

CUSIP No. 07790510

1.     Name of Reporting Person:

         Anne T. Bass

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States of America

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          / /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: IN

CUSIP No. 07790510

1.     Name of Reporting Person:

         J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States of America

                5.     Sole Voting Power: -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        -0-

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          / /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: IN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 12, 1996, as amended by Amendment No. 1 dated February 12, 1999, as amended by Amendment No. 2 dated February 12, 2001, as amended by Amendment No. 3 dated February 5, 2002, as amended by Amendment No. 4 dated February 4, 2003 (the "Schedule 13G"),  relating to the Common Stock, par value $.001 per share (the "Stock"), of Voyager Learning Company (formerly known as Proquest Company).  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Persons

Keystone

Keystone is not the beneficial owner of any shares of the Stock.

Bass

Bass is not the beneficial owner of any shares of the Stock.

Foundation

Foundation is not the beneficial owner of any shares of the Stock.

ATB

ATB is not the beneficial owner of any shares of the Stock.

Crandall

Crandall is not the beneficial owner of any shares of the Stock.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

Keystone

Keystone has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Bass

Bass has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Foundation

Foundation has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

ATB

ATB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Crandall

Crandall has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.     Ownership of Five Percent or Less of a Class.

On December 8, 2009, the Reporting Persons ceased to be the beneficial owners of five percent or more of the outstanding shares of the Stock.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      December 31, 2009

KEYSTONE GROUP, L.P.

By: Keystone MGP, LLC, its managing general partner

By: Keystone Manager, LLC, its manager

By: /s/ Kevin G. Levy
      Kevin G. Levy
      Vice President

/s/ Kevin G. Levy
Kevin G. Levy,
Attorney-in-Fact for:

THE ANNE T. AND ROBERT M. BASS
   FOUNDATION (1)
ANNE T. BASS (2)
ROBERT M. BASS (3)
J. TAYLOR CRANDALL (4)

(1)     A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2)     A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3)     A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(4)     A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.